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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

        Drees                        Scott               F
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

        834 Parkwood Court
--------------------------------------------------------------------------------
                                    (Street)

        McKinney                     Texas               75070
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        Advanced Neuromodulation Systems, Inc. (ANSI)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

        75-1646002
________________________________________________________________________________
4.   Statement for Month/Day/Year

        04/09/03
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

        Executive Vice President - Sales and Marketing
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock                04/09/03                 M        V      8,000       A      $5.00    19,000         D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock                04/09/03(1)              S               8,000       D      $44.00   11,000         D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
 Right to     $5.00   11/05/98(2)       A    V    50,000       11/05/98 11/06/08 Common    50,000          50,000    D
 Purchase             12/19/01          M    V           5,000                   Stock      5,000          45,000    D
 Stock                08/23/02          M    V           7,250                              7,250          37,750    D
 Option               12/30/02          M    V          11,000                             11,000          26,750    D
                      03/17/03          M    V           8,000                              8,000          18,750    D
                      03/27/03          M    V           8,000                              8,000          10,750    D
                      03/28/03          M    V           5,750                              5,750           5,000    D
------------------------------------------------------------------------------------------------------------------------------------
 Right to     $5.00   11/05/98(2)       A    V     7,000       11/05/98 11/06/08 Common     7,000           7,000    D
 Purchase             12/19/01          M    V           1,750                   Stock      1,750           5,250    D
 Stock                03/28/03          M    V           2,250                              2,250           3,000    D
 Option               04/09/03          M    V           3,000                              3,000               0    D
------------------------------------------------------------------------------------------------------------------------------------
 Right to     $5.00   11/05/98(3)       A    V    50,000       11/05/98 11/06/08 Common    50,000          50,000    D
 Purchase             12/19/01          M    V          13,250                   Stock     13,250          36,750    D
 Stock                03/05/02          M    V           3,000                              3,000          33,750    D
 Option               03/18/02          M    V           7,000                              7,000          26,750    D
                      08/23/02          M    V          12,750                             12,750          14,000    D
                      04/09/03          M    V           5,000                              5,000           9,000    D
------------------------------------------------------------------------------------------------------------------------------------
 Right to     $6.625  03/31/99(3)       A    V          10,000 03/31/00 04/01/09 Common    10,000          10,000    D
 Purchase                                                                        Stock
 Stock
 Option
------------------------------------------------------------------------------------------------------------------------------------
 Right to     $15.375 03/17/00(3)       A    V           6,700 03/17/01 03/18/10 Common     6,700           6,700    D
 Purchase                                                                        Stock
 Stock
 Option
------------------------------------------------------------------------------------------------------------------------------------
 Right to     $12.25  06/01/00(2)       A    V             300 06/01/01 06/02/10 Common       300             300    D
 Purchase                                                                        Stock
 Stock
 Option
------------------------------------------------------------------------------------------------------------------------------------
 Right to     $14.25  07/31/00(4)       A    V          10,000 07/31/01 08/01/10 Common    10,000          10,000    D
 Purchase                                                                        Stock
 Stock
 Option
------------------------------------------------------------------------------------------------------------------------------------
 Right to     $10.625 04/03/01(2)       A    V          10,000 04/03/02 04/04/11 Common    10,000          10,000    D
 Purchase                                                                        Stock
 Stock
 Option
------------------------------------------------------------------------------------------------------------------------------------
 Right to     $25.53  02/20/02(3)       A    V          25,000 02/20/03 02/21/12 Common    25,000          25,000    D
 Purchase
 Stock
 Option
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:
(1) Sold pursuant to a Rule 10b5-1 Safe Harbor Plan.
(2) Options granted pursuant to 1995 Stock Option Plan, 25% vesting per year.
(3) Options granted pursuant to 1998 Stock Option Plan, 25% vesting per year.
(4) Options granted pursuant to 2000 Stock Option Plan, 25% vesting per year.

Scott F. Drees

By:/s/Linda D. Moses,
Agent and Attorney-in-Fact for Scott F. Drees                 April 10, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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